SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM U-6B-2

                          Certificate of Notification

                                    Filed by

                             GEORGIA POWER COMPANY
                                (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  In connection with the issuance and sale by the Development Authority of Burke County (the "Authority") of $50,000,000 aggregate principal amount of its 4 3/8% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Sixth Series 1995 (the "Revenue Bonds"), the Company issued the following:

                  (a) promissory note dated November 8, 1995 (the "Note"), evidencing the obligation of the Company to repay the Authority's loan (the "Loan") to it of the proceeds of the Revenue Bonds, and

                  (b) First Mortgage Bonds, 4 3/8% Pollution Control Series due November 1, 2000 (the "Collateral Bonds"), securing the Company's payment obligations under the Note.

Item 2.  Issue, renewal or guaranty.

                  Issue

Item 3.  Principal amount of each security.

                  $50,000,000


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Item 4.  Rate of interest per annum of each security.

                  4 3/8%

Item 5.  Date of issue, renewal or guaranty of each security.

                  November 8, 1995

Item 6.  If renewal of security, give date of original issue.

                  Not Applicable

Item 7.  Date of maturity of each security.

                  November 1, 2000, subject to prior special redemption

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Note was issued in favor of the Authority and assigned by it to Bank South, as trustee (the"Revenue Bond Trustee") for the benefit of the holders of the Revenue Bonds. The Collateral Bonds were issued and delivered to the Revenue Bond Trustee.

Item 9.  Collateral given with each security, if any.

                  The Collateral Bonds secure the Company's payment obligations under the Note. The Company's first mortgage bonds, including the Collateral Bonds, are entitled to the benefit of a first lien on substantially all assets of the Company.

Item 10. Consideration received for each security.

                  The Company issued the Note and the Collateral Bonds in consideration of the Loan amounting to $50,000,000 (the "Loan Proceeds"), excluding the accrued interest received by the Authority upon its sale of the Revenue Bonds which will be applied to the initial payment of interest due thereon.



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Item 11. Application of proceeds of each security.

                  The Loan Proceeds have been deposited with the Revenue Bond Trustee and applied to the refunding of notes in the principal amount of $50,000,000 which had been issued by the Authority to provide for the redemption on November 1, 1995 of
                  $50,000,000 principal amount of the Authority's 10 1/2% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Third Series 1985. See also Item 10 hereinabove.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)___

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date:  November 13, 1995                           GEORGIA POWER COMPANY



                                                   By:  /s/Wayne Boston
                                                           Wayne Boston
                                                        Assistant Secretary